APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Legacy Pie Holdings LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Legacy Pie Holdings LLC

We have reviewed the accompanying financial statements of Legacy Pie Holdings LLC (the LLC), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Legacy Pie Holdings LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 18, 2023

Legacy Pie Holdings LLC

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 315,334	$ 251,013
Contribution receivable	8	750,000	-
Inventories	1.h	30,000	1,975
Prepaid expenses and other assets	3	207,483	-
Total Current Assets		1,302,817	252,988
Noncurrent Assets			
Property, plant, and equipment, net	4	1	1
Right-of-use assets, operating leases	6	758,738	844,794
Total Noncurrent Assets		758,739	844,795
Total Assets		2,061,556	1,097,783
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	5	61,547	9,065
Note payable, current	7	155,000	-
Related party debt, current	2	28,432	102,917
Operating lease liabilities, current	6	109,824	68,782
Total Current Liabilities		354,803	180,764
Noncurrent Liabilities			
Note payable, noncurrent	7	-	155,000
Operating lease liabilities, noncurrent	6	703,813	813,637
Total Noncurrent Liabilities		703,813	968,637
Total Liabilities		1,058,616	1,149,401
Members' Equity	8	1,002,940	(51,618)
Total Liabilities & Members' Equity		$ 2,061,556	$ 1,097,783

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Legacy Pie Holdings LLC

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note	2022	2021
Revenues	1.m	$ 1,206,881	$ 759,357
Cost of goods sold	1.n	479,490	272,370
Gross Profit		727,391	486,987
Operating Expenses			
Payroll wages, benefits and taxes		336,500	182,584
Research and development	1.p	190,196	86,500
Lease expense	6	99,656	91,122
Advertising and promotion	1.o	32,261	19,803
Utilities		19,299	11,257
Insurance expense		18,629	7,321
Office supplies		17,678	10,965
Equipment		10,087	5,128
Taxes and licenses		9,707	2,226
Depreciation		9,620	130,995
Legal and other professional fees and services		8,317	9,116
Communications and information technology		8,072	1,295
Meals and entertainment		7,469	6,094
Repairs and maintenance	1.q	7,166	4,206
Travel		1,142	1,713
Gifts		1,114	-
Charitable contributions and donations		406	205
Other operating (income) expense		(6,916)	3,976
Total Operating Expenses		770,403	574,506
Operating Income (Loss)		(43,012)	(87,519)
Other Income			
Interest income		2,691	-
ERC credit		100,000	-
Other income		3,880	84,369
Total Other Income		106,571	84,369
Net Income (Loss)		$ 63,559	$ (3,150)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Legacy Pie Holdings LLC
Statement of Changes in Members' Equity
For the years ended December 31, 2022 and 2021

	Total Members' Equity
Balance at January 1, 2021	$ 52,525
Net income (loss)	(3,150)
Member distributions	(100,993)
Balance at December 31, 2021	(51,618)
Net income (loss)	63,559
Member distributions	(9,001)
Issuance of member interests	1,000,000
Balance at December 31, 2022	$ 1,002,940

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Legacy Pie Holdings LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 63,559	$ (3,150)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
(Gain) on ERC credit	(100,000)	-
Depreciation and amortization	9,620	130,995
Amortization of right-of-use assets	86,056	37,625
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(4,324)	168,620
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	(28,025)	6,287
Prepaid expenses	(207,483)	11,166
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	52,483	8,119
Operating lease obligations	31,217	-
Net Cash Provided by (Used in) Operating Activities	(92,573)	191,042
Cash Flows from Investing Activities		
Related party loans and notes receivable issued	(750,000)	-
Purchase of property, plant, and equipment	(9,620)	(130,994)
Net Cash Provided by (Used in) Investing Activities	(759,620)	(130,994)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	-	155,000
Proceeds from issuance of related party debt	-	102,917
Repayment of related party debt	(74,485)	-
Issuance of members' capital	1,000,000	-
Distributions to members	(9,001)	(100,993)
Net Cash Provided by (Used in) Financing Activities	916,514	156,924
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	64,321	216,972
Cash, cash equivalents, and restricted cash at beginning of year	251,013	34,041
Cash, Cash Equivalents, and Restricted Cash at End of Year	315,334	251,013

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Legacy Pie Holdings LLC (the Company) is a fourth generation, family owned and operated business specializing in sweet and savory pies, along with other baked goods and coffee beverages.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 and 2021, cash and cash equivalents consisted of funds held in business checking accounts in the United States.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Inventories

All inventories consist of finished goods and are valued at the lower of cost and net realizable value. The cost of finished goods is determined on a first-in, first-out basis. The first-in, first-out method is used to determine the cost of other inventories. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. There no reserves for slow-moving or obsolete inventory at December 31, 2022 or December 31, 2021.

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Vehicles	5 years
Machinery and equipment	7 years
Furniture and fixtures	5 years

j. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The LLC considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss.

At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

l. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancellable operating lease for commercial real estate. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The lease payments are fixed with annual escalations which are known as of the date of the lease agreement. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

m. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives revenue from customers at the brick and mortar location with point of sale transactions, which are recognized at the time of transaction.

n. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, and credit card processing fees.

o. Advertising expenses

Advertising expenses are expensed as incurred.

p. Research and development

Research and development pertains to new recipe development, research on new site selections, and the development of the brand.

q. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

r. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Related party transactions

Related party debt consists of a loan from owner of a $131,349 provided to the Company to open in 2021. This will be fully repaid in 2023, with 0% interest.

3. Prepaids and other assets

Prepaid expenses consist of the following:

		2022		2021
Prepaid rent	$	181,000	$	-
Other miscellaneous current assets		567		-
Other prepaid expenses		25,916		-
Total	$	207,483	$	-

4. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances were as follows:

		2022		2021
Machinery and equipment	$	68,162	$	64,522
Leasehold improvements		140,684		137,834
Vehicles		5,250		5,250
Furniture and fixtures		27,199		24,069
Total Cost		241,295		231,675
Total Accumulated Depreciation		(241,294)		(231,674)
Property, plant, and equipment, net	$	1	$	1

Depreciation expense for the years ended December 31, 2022 and 2021 was $9,620 and $130,995, respectively.

5. Accounts payable and accrued liabilities

Accounts payable consist of the following:

		2022		2021
Trade accounts payable	$	36,947	$	1
Accrued expenses		22,132		6,337
Sales tax payable		2,468		2,727
Total	$	61,547	$	9,065

6. Leases

13

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The Company has obligations as a lessee for real estate with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases contain 2 renewal option each after the initial 120 months. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Payments due under the lease contracts include fixed payments plus variable payments. The Company's real estate leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the consolidated balance sheet as of December 31, 2022 were as follows:

Operating lease ROU assets $758,738
Operating lease liabilities $813,637

Weighted average remaining lease term:
Operating leases: 8 years 1 months

Weighted average discount rate:
Operating leases 2%

Maturities of lease liabilities under noncancellable operating leases for the next 5 years are as follows:

2023	$	109,824
2024		111,807
2025		112,325
2026		112,854
2027		113,377
Subsequent		352,855
Total undiscounted lease payments		913,042
Less: Present value discount		(99,405)
Total lease liabilities	$	813,637

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

7. Notes payable

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2022, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2022.

b. Accounts by period and repayment schedule

Notes payable consists of the following:

	2022	2021
Loan payable, interest at 0% per annum, repayable fully in 2023	$ 155,000	$ 155,000
Less: current portion	(155,000)	-
Long-term portion of debt	$ -	$ 155,000

Principal repayments on debt over the next five years are as follows:

2023	$ 155,000
2024	-
2025	-
2026	-
2027	-
Subsequent	-
Total	$ 155,000

8. Members' Equity

Legacy Pie Holdings LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

Under the Company's operating agreement, the Company is authorized to issue 3,333,333 Units, consisting of 3,1666,667 Common Units and 166,666 Profit Units. Common Units entitle the holder to one vote per Unit. Profit Units do not have voting rights.

As of December 31, 2022 all Units had been issued and were outstanding. The Company is owed $750,000 from one investor for 750,000 in exchange for 750,000 Common Units, to be received in 2023.

9. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Subsequent events

In January 2023, the Company raised $124,000 of debt from a crowdfunding campaign on the Mainvest platform and is liable to pay back all investors, with a return, by July 2028. The total payback amount remaining is $179,923.

In January 2023, the Company signed a new lease to open a new shop at 300 E Alameda Denver Co.

In May 2023, the Company borrowed $425,000 in the form of a promissory note with a maturity date of August 2, 2028. The note carries an interest rate of 7.25% per annum and is collateralized by the property of the business.

Management evaluated all activity of the Company through September 18, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.